Mail Stop 6010   March 6, 2009

Mr. Photios Michalargias
Chief Financial Officer
Helix BioPharma Corp.
305 Industrial Parkway South, #3
Aurora, Ontario, Canada L4G 6X7

Re: Helix BioPharma Corp.
Registration statement on Form 20-FR filed February 5, 2009
File No. 000-53508

Dear Mr. Michalargias:

        We have completed our review of your registration statement and related filings
and have no further comments at this time.

                                                  Sincerely,

                                                  Jeffrey Riedler
                                                  Assistant Director

 cc: John Bessonette, Esquire
     Kramer Levin Naftalis & Frankel LLP
     1177 Avenue of the Americas
     New York, New York 10036-2714